May 17, 2005



Mail Stop 3-8

By Facsimile and U.S. Mail

Ms. Nancy McGurk
Chief Accounting Officer
Atlas Pipeline Partners, L.P.
311 Rouser Road
Moon Township, Pennsylvania 15108


Re:	Form 10-K for the year ended December 31, 2004
	Filed March 16, 2005
	File No.  1-14998

Dear Ms. McGurk:

	We reviewed your responses to our prior comments on the above referenced filings as set forth in your letter dated May 16, 2005. Our review resulted in the following comments.

	FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2004

Item 8. Financial Statements and Supplementary Data

Note 16. Operating Segment Information and Major Customers, page
59

1. We note your response to prior comment 3. Please note that your most recently filed 10-Q provides the volumes sold and gross margin by products or groups of products. The disclosure requirements of SFAS 131 indicate that revenue amounts for each product and service or each group of similar products and services shall be reported. Please confirm that you intend to present the requisite revenue amounts in your future filings.

	Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter with your responses to our comments and provide any requested supplemental information. Please understand that we may have additional comments after reviewing your responses to our comments.
Please file your response letter on EDGAR as a correspondence file.

	If you have any questions regarding these comments, please direct them to John Cannarella, Staff Accountant, at (202) 551-3337.
In his absence, direct your questions to Donna Di Silvio at (202) 551-3202. Any other questions may be directed to me at (202) 551-3841.


Sincerely,



						Michael Moran
						Accounting Branch Chief

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Atlas Pipeline Partners, L.P.
May 17, 2005
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